

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
Kenneth S. Esterow
Chief Executive Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, FL 33408

> **Re:** **Bankrate, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35206**

Dear Mr. Esterow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

1. We note that your analysis of changes in click and call and display revenue separately discusses the impact of changes in pricing and changes in volume. However, your analysis of lead generation revenue does not clearly discuss the impact of changes in pricing as opposed to changes in volume to allow an investor to understand the relative impact of each factor. Please explain to us how you determined your analysis of lead generation revenue complies with Rule 303(A)(3)(iii) of Regulation S-K.

2. We note that you generate revenue from marketing activities on your websites, co-branded websites, and third party websites. Please tell us the percentage of your revenue that is generated from marketing activities on websites that you do not own.

Financial Statements for the Year Ended December 31, 2013

Note 6 – Geographic Data and Concentrations, page 69

3. We note your disclosure of revenue by type of product or service in accordance with ASC 280-10-50-40. It appears that your display advertising, click and call advertising, and lead generation advertising revenue streams have distinct natures and risks; as such, it does not appear that these services are similar enough to be aggregated into a single group. Please further disaggregate your "online revenue" category, and show us how this disclosure would have appeared in this Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief